                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934


                               BUDGET GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   1190032101
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                           Questor Partners Fund, L.P.
                       Questor Side-By-Side Partners, L.P.
                              103 Springer Building
                              3411 Silverside Road
                              Wilmington, DE 19810
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                Robert E. Shields
                           Questor Management Company
                           4000 Town Center, Suite 530
                              Southfield, MI 48705
                                 (248) 213-2200

                                Serge Benchetrit
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                 August 5, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [_]

                                  SCHEDULE 13D

----------------------                                         -----------------
CUSIP No.   1190032101                                         Page 2 of 6 Pages
----------------------                                         -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Questor Partners Fund, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                1,587,968
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                1,587,968
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,587,968
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------                                         -----------------
CUSIP No.   1190032101                                         Page 3 of 6 Pages
----------------------                                         -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Questor Side-By-Side Partners, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                113,924
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                113,924
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            113,924
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 2 to Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the "Budget Common Stock"), of Budget Group, Inc., a Delaware corporation ("Budget"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D of the Reporting Persons filed on June 29, 1998 (the "Initial Statement") and Amendment No. 1 thereto filed on July 13, 1999. The principal executive offices of Budget are located at 125 Basin Street, Suite 210, Daytona Beach, Florida, 32114. This Amendment No. 2 is being filed by the Reporting Persons to report recent transactions in the Budget Common Stock as a result of which the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Budget Common Stock. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Initial Statement.

     1. Item 5 is hereby amended by deleting paragraph (a) and replacing it with the following paragraph:

     (a) As of August 12, 1999, (i) Questor Partners beneficially owns and has sole voting and dispositive power of 1,587,968 shares of Budget Common Stock, representing 4.5% of the issued and outstanding shares of Budget Common Stock, and (ii) Questor SBS beneficially owns and has sole voting and dispositive power of 113,924 shares of Budget Common Stock, representing 0.3% of the issued and outstanding shares of Budget Common Stock. The foregoing percentage calculations are based on 34,974,465 shares of Budget Common Stock being outstanding as of August 12, 1999 as reported in Budget's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999. Except for Questor Partners and Questor SBS, to the best of the Reporting Persons' knowledge, none of the other persons named in
Item 2 above own any interests in the shares of Budget Common Stock.

     2. Item 5 is hereby amended by deleting paragraph (c) and replacing it with the following:

     (c) The Reporting Persons have entered into the following transactions with respect to the shares of Budget Common Stock during the past 60 days:

                        Date of         Nature of       Number of     Price Per
For the Account of:     Transaction     Transaction     Shares        Share
-------------------     -----------     -----------     ------        -----
Questor Partners        6/25/99         Sale            16,795        $13.3924
Questor SBS             6/25/99         Sale            1,205         $13.3924
Questor Partners        6/28/99         Sale            6,065         $13.375
Questor SBS             6/28/99         Sale            435           $13.375
Questor Partners        6/29/99         Sale            16,608        $13.1285
Questor SBS             6/29/99         Sale            1,192         $13.1285
Questor Partners        6/30/99         Sale            3,452         $13.125


                                     4 of 6





Questor SBS             6/30/99         Sale            248           $13.125
Questor Partners        7/13/99         Acquisition     352,133       See Item 3
Questor SBS             7/13/99         Acquisition     25,265        See Item 3
Questor Partners        7/22/99         Sale            22,393        $9.1928
Questor SBS             7/22/99         Sale            1,607         $9.1928
Questor Partners        7/28/99         Sale            19,688        $9.3842
Questor SBS             7/28/99         Sale            1,412         $9.3842
Questor Partners        7/29/99         Sale            70,913        $9.00
Questor SBS             7/29/99         Sale            5,087         $9.00
Questor Partners        7/30/99         Sale            69,980        $9.0546
Questor SBS             7/30/99         Sale            5,020         $9.0546
Questor Partners        8/2/99          Sale            13,996        $9.125
Questor SBS             8/2/99          Sale            1,004         $9.125
Questor Partners        8/5/99          Sale            139,959       $8.75
Questor SBS             8/5/99          Sale            10,041        $8.75
Questor Partners        8/6/99          Sale            23,327        $9.00
Questor SBS             8/6/99          Sale            1,673         $9.00
Questor Partners        8/9/99          Sale            7,463         $9.1953
Questor SBS             8/9/99          Sale            535           $9.1953
Questor Partners        8/12/99         Sale            14,276        $9.125
Questor SBS             8/12/99         Sale            1,024         $9.125

     As of August 5, 1999, the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Budget Common Stock.


                                     5 of 6

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 18, 1999                 QUESTOR PARTNERS FUND, L.P.

                                        By: Questor General Partner, L.P.,
                                            its General Partner

                                        By: Questor Principals, Inc.,
                                            its General Partner


                                        By: /s/ Robert E. Shields
                                            ------------------------------
                                            Robert E. Shields
                                            Managing Director


Dated:  August 18, 1999                 QUESTOR SIDE-BY-SIDE PARTNERS, L.P.

                                        By: Questor Principals, Inc.
                                            its General Partner


                                        By: /s/ Robert E. Shields
                                            ------------------------------
                                            Robert E. Shields
                                            Managing Director


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